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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                     FORM 12b-25

                          Commission File Number   001-12629

                             NOTIFICATION OF LATE FILING

(Check One): /X/ Form 10-K / / Form 11-K / / Form 20-F / / Form 10-Q / / Form N-SAR

     For Period Ended:  SEPTEMBER 25, 1998

     / / Transition Report on Form 10-K      / / Transition Report on Form 10-Q
     / / Transition Report on Form 20-F      / / Transition Report on Form N-SAR
     / / Transition Report on Form 11-K

     For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________
______________________________________________________________________

                                        PART I
                                REGISTRANT INFORMATION

Full name of registrant: OLYMPIC CASCADE FINANCIAL CORPORATION

Former name if applicable: __________________________________________________

Address of principal executive office (Street and number):

875 NORTH MICHIGAN AVENUE, SUITE 1560

City, state and zip code: CHICAGO, ILLINOIS 60611

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                                       PART II
                               RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed. (Check box if appropriate)    /X/

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                      PART III
                                     NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Awaiting key information required for a complete and accurate filing.


                                      PART IV
                                 OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Robert H. Daskal            (312) 751-8833
     ----------------            --------------
        (Name)            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                 /X/ Yes / / No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                / X/ Yes / / No

     if so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Net loss will be approximately $4.7 million for the fiscal year ended September 25, 1998.


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                       OLYMPIC CASCADE FINANCIAL CORPORATION
                       -------------------------------------
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 23, 1998                 By: /s/ Robert H. Daskal
                                            --------------------------
                                        Name:  Robert H. Daskal
                                        Title: Chief Financial Officer


                                      ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).